UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

VERIFONE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 001-32465

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

04-3692546
(IRS Employer Identification No.)

88 West Plumeria Drive
San Jose, CA 95134
(Address of principal executive offices, including zip code)

Vikram Varma, General Counsel and Secretary
408-232-7800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Introduction and Company Overview
Verifone is a global leader in secure electronic payment solutions at the point of sale. We design, manufacture and sell electronic point of sale terminals and pin pads, and related accessories and peripheral equipment. We also sell complementary solutions and services that enable secure electronic payment transactions and value-added services at the point of sale. The manufacture of our point of sale terminals and pin pads, and related accessories and peripheral equipment, is outsourced to third party contract manufacturers.
Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report
The registrant’s Conflict Minerals Report for the calendar year ended December 31, 2017 is attached hereto as Exhibit 1.01 and is publicly available at: http://ir.verifone.com/.
Item 1.02 - Exhibit
The registrant’s Conflict Minerals Report for the calendar year ended December 31, 2017 is attached hereto as Exhibit 1.01.
Section 2 – Exhibits
Item 2.01 Exhibit
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for the calendar year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VERIFONE SYSTEMS, INC.

Date: May 31, 2018	By: /s/ Vikram Varma Name: Vikram Varma Title: General Counsel and Secretary